Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

WeRide Inc.

文遠知行*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 0800)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON JUNE 26, 2026

References are made to the Notice of Annual General Meeting (the “AGM”) and the circular (the “Circular”) of WeRide Inc. (the “Company”), both dated May 8, 2026. Unless otherwise indicated, capitalized terms used herein shall have the same meanings as those defined in the Circular.

The board of directors (the “Board”) of the Company is pleased to announce that the AGM was held at 10:00 a.m. (Beijing time) on June 26, 2026 at 16/F, Tower A, KWG Flourishing Biotech Square, 68 Luoxuan Boulevard, Guangzhou International Biotech Island, Huangpu District, Guangzhou, Guangdong Province, PRC.

All resolutions proposed at the AGM have been duly passed. As of the Share Record Date, the total number of issued Shares was 1,027,322,464 Shares, comprising 972,508,041 Class A Ordinary Shares and 54,814,423 Class B Ordinary Shares. Our Depositary, which held 23,313,450 Class A Ordinary Shares which may be used to satisfy any future exercise or vesting of awards granted under the 2018 Share Plan and the 2026 Share Plan, abstained from voting on all resolutions at the AGM in respect of such Class A Ordinary Shares. As of the Share Record Date, the Company held 29,736,256 treasury Shares, which were not entitled to vote at the AGM. There were no repurchased Shares pending cancellation that should be excluded from the total number of issued Shares for the purpose of determining Shareholders’ entitlement to attend and vote at the AGM. Save as disclosed above, there was no Shareholder who was required to abstain from voting under the Listing Rules on any resolution proposed at the AGM, nor any Shareholder who was entitled to attend the AGM but was required to abstain from voting in favor of any resolution proposed at the AGM pursuant to Rule 13.40 of the Listing Rules. No Shareholder has indicated in the Circular that he or she intends to vote against or in abstention in respect of any resolution proposed at the AGM.

Accordingly, the total number of Shares entitling the holders to attend and vote on the resolutions proposed at the AGM was 974,272,758 Shares, comprising 919,458,335 Class A Ordinary Shares and 54,814,423 Class B Ordinary Shares.

According to the Company’s ninth amended and restated memorandum and articles of association, (i) with regard to the resolutions numbered 1, 2(a)(i), 2(a)(ii), 2(a)(iii), 2(a)(iv), 2(b), 3, 4 and 5, each Class A Ordinary Share shall entitle its holder to one vote and each Class B Ordinary Share shall entitle its holder to ten votes on a poll at the AGM; and (ii) with regard to the resolutions numbered 2(a)(v), 2(a)(vi), 2(a)(vii) and 6, each Class A Ordinary Share and each Class B Ordinary Share shall entitle its holder to one vote on a poll at the AGM.

In accordance with the provisions of the Listing Rule, voting on the resolutions at the AGM was conducted by way of poll. The voting results in respect of all the Proposed Resolutions at the AGM were as follows:

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
1.	To receive and adopt the audited consolidated financial statements and the reports of directors (the “Directors”) and the auditors of the Company for the year ended December 31, 2025.	Class A Ordinary Shares	751,107,333 (99.967096%)	165,147 (0.021980%)	82,079 (0.010924%)	751,354,559	751,354,559
		Class B Ordinary Shares	548,144,230 (100.000000%)	0 (0.000000%)	0 (–)	54,814,423	548,144,230
		TOTAL NUMBER (CLASS A & CLASS B)	1,299,251,563 (99.980975%)	165,147 (0.012709%)	82,079 (0.006316%)	806,168,982	1,299,498,789
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favor thereof.
2(a) (i).	To re-elect Dr. Tony Xu Han as an executive Director.	Class A Ordinary Shares	749,084,366 (99.697853%)	2,215,306 (0.294842%)	54,887 (0.007305%)	751,354,559	751,354,559
		Class B Ordinary Shares	548,144,230 (100.000000%)	0 (0.000000%)	0 (–)	54,814,423	548,144,230
		TOTAL NUMBER (CLASS A & CLASS B)	1,297,228,596 (99.825302%)	2,215,306 (0.170474%)	54,887 (0.004224%)	806,168,982	1,299,498,789
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favor thereof.
2(a) (ii).	To re-elect Dr. Yan Li as an executive Director.	Class A Ordinary Shares	744,409,571 (99.075671%)	6,889,774 (0.916980%)	55,214 (0.007349%)	751,354,559	751,354,559
		Class B Ordinary Shares	548,144,230 (100.000000%)	0 (0.000000%)	0 (–)	54,814,423	548,144,230
		TOTAL NUMBER (CLASS A & CLASS B)	1,292,553,801 (99.465564%)	6,889,774 (0.530187%)	55,214 (0.004249%)	806,168,982	1,299,498,789
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favor thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
2(a) (iii).	To re-elect Mr. Ichijo Futakawa as a non- executive Director.	Class A Ordinary Shares	744,265,868 (99.056545%)	6,881,065 (0.915821%)	207,626 (0.027634%)	751,354,559	751,354,559
		Class B Ordinary Shares	548,144,230 (100.000000%)	0 (0.000000%)	0 (–)	54,814,423	548,144,230
		TOTAL NUMBER (CLASS A & CLASS B)	1,292,410,098 (99.454506%)	6,881,065 (0.529517%)	207,626 (0.015977%)	806,168,982	1,299,498,789
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favor thereof.
2(a) (iv).	To re-elect Mr. Jean-François Salles as a non-executive Director.	Class A Ordinary Shares	744,267,929 (99.056819%)	6,877,048 (0.915287%)	209,582 (0.027894%)	751,354,559	751,354,559
		Class B Ordinary Shares	548,144,230 (100.000000%)	0 (0.000000%)	0 (–)	54,814,423	548,144,230
		TOTAL NUMBER (CLASS A & CLASS B)	1,292,412,159 (99.454664%)	6,877,048 (0.529208%)	209,582 (0.016128%)	806,168,982	1,299,498,789
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favor thereof.
2(a) (v).	To re-elect Ms. Huiping Yan as an independent non-executive Director.	Class A Ordinary Shares	750,392,602 (99.871970%)	743,039 (0.098894%)	218,918 (0.029136%)	751,354,559	751,354,559
		Class B Ordinary Shares	54,814,423 (100.000000%)	0 (0.000000%)	0 (–)	54,814,423	54,814,423
		TOTAL NUMBER (CLASS A & CLASS B)	805,207,025 (99.880676%)	743,039 (0.092169%)	218,918 (0.027155%)	806,168,982	806,168,982
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favor thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
2(a) (vi).	To re-elect Mr. David Zhang as an independent non-executive Director.	Class A Ordinary Shares	742,896,417 (98.874281%)	7,804,848 (1.038770%)	653,294 (0.086949%)	751,354,559	751,354,559
		Class B Ordinary Shares	54,814,423 (100.000000%)	0 (0.000000%)	0 (–)	54,814,423	54,814,423
		TOTAL NUMBER (CLASS A & CLASS B)	797,710,840 (98.950823%)	7,804,848 (0.968140%)	653,294 (0.081037%)	806,168,982	806,168,982
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favor thereof.
2(a) (vii).	To re-elect Dr. Tony Fan-cheong Chan as an independent non-executive Director.	Class A Ordinary Shares	750,527,766 (99.889960%)	605,112 (0.080536%)	221,681 (0.029504%)	751,354,559	751,354,559
		Class B Ordinary Shares	54,814,423 (100.000000%)	0 (0.000000%)	0 (–)	54,814,423	54,814,423
		TOTAL NUMBER (CLASS A & CLASS B)	805,342,189 (99.897442%)	605,112 (0.075060%)	221,681 (0.027498%)	806,168,982	806,168,982
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favor thereof.
2(b).	To authorize the board of Directors (the “Board”) to fix the Direc tors’ remuneration.	Class A Ordinary Shares	747,649,391 (99.506868%)	3,462,976 (0.460898%)	242,192 (0.032234%)	751,354,559	751,354,559
		Class B Ordinary Shares	548,144,230 (100.000000%)	0 (0.000000%)	0 (–)	54,814,423	548,144,230
		TOTAL NUMBER (CLASS A & CLASS B)	1,295,793,621 (99.714877%)	3,462,976 (0.266486%)	242,192 (0.018637%)	806,168,982	1,299,498,789
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favor thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
3.	To give a general mandate to the Directors to allot, issue or deal with additional Class A Ordinary Shares and/or to resell treasury Shares not exceeding 20% of the total number of issued Shares (excluding treasury Shares).	Class A Ordinary Shares	704,625,124 (93.808109%)	45,685,355 (6.082180%)	824,080 (0.109711%)	751,134,559	751,134,559
		Class B Ordinary Shares	548,144,230 (100.000000%)	0 (0.000000%)	0 (–)	54,814,423	548,144,230
		TOTAL NUMBER (CLASS A & CLASS B)	1,252,769,354 (96.420365%)	45,685,355 (3.516209%)	824,080 (0.063426%)	805,948,982	1,299,278,789
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favor thereof.
4.	To give a repurchase mandate to the Directors to repurchase Class A Ordinary Shares and/or ADSs not exceeding 10% of the total number of issued Shares (excluding treasury Shares).	Class A Ordinary Shares	750,713,145 (99.914632%)	530,544 (0.070612%)	110,870 (0.014756%)	751,354,559	751,354,559
		Class B Ordinary Shares	548,144,230 (100.000000%)	0 (0.000000%)	0 (–)	54,814,423	548,144,230
		TOTAL NUMBER (CLASS A & CLASS B)	1,298,857,375 (99.950641%)	530,544 (0.040827%)	110,870 (0.008532%)	806,168,982	1,299,498,789
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favor thereof.
5.	To extend the general mandate granted to the Directors to allot, issue or deal with additional Class A Ordinary Shares (including any sale and/or transfer of treasury Shares) and/or ADSs by the aggregate number of Class A Ordinary Shares and/ or the Class A Ordinary Shares underlying ADSs repurchased by the Company.	Class A Ordinary Shares	706,034,009 (93.995676%)	44,358,976 (5.905597%)	741,574 (0.098727%)	751,134,559	751,134,559
		Class B Ordinary Shares	548,144,230 (100.000000%)	0 (0.000000%)	0 (–)	54,814,423	548,144,230
		TOTAL NUMBER (CLASS A & CLASS B)	1,254,178,239 (96.528801%)	44,358,976 (3.414123%)	741,574 (0.057076%)	805,948,982	1,299,278,789
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favor thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
6.	To re-appoint KPMG and KPMG Huazhen LLP as the auditors of the Company until the conclusion of the next annual general meeting of the Company and to authorize the Directors to fix the remuneration of the auditors of the Company.	Class A Ordinary Shares	751,012,977 (99.954538%)	257,586 (0.034283%)	83,996 (0.011179%)	751,354,559	751,354,559
		Class B Ordinary Shares	54,814,423 (100.000000%)	0 (0.000000%)	0 (–)	54,814,423	54,814,423
		TOTAL NUMBER (CLASS A & CLASS B)	805,827,400 (99.957629%)	257,586 (0.031952%)	83,996 (0.010419%)	806,168,982	806,168,982
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favor thereof.

1	According to the laws of the Cayman Islands, the Shares in abstention shall not be counted as votes cast at the AGM.

The Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the purpose of vote-taking at the AGM.

The following Directors attended the AGM via electronic means: Dr. Tony Xu Han, Dr. Yan Li, Mr. Jean-François Salles and Mr. David Zhang. The other Directors were unable to attend the AGM due to other business commitments.

By order of the Board
WeRide Inc.
Dr. Tony Xu Han
Chairman of the Board, Executive Director and Chief Executive Officer

Hong Kong, June 26, 2026

As of the date of this announcement, the Board comprises Dr. Tony Xu Han and Dr. Yan Li as executive Directors, Mr. Ichijo Futakawa and Mr. Jean-François Salles as non-executive Directors, and Ms. Huiping Yan, Mr. David Zhang and Dr. Tony Fan-cheong Chan as independent non-executive Directors.